Exhibit (a)(12)

Dear IR Employee,

If you hold International Rectifier shares, your vote at the 2007 Annual Meeting of IR Shareholders to be held on October 10th is critical. As you know, the company received a revised unsolicited, non-binding offer from Vishay to acquire IR for $23.00 in cash per share, and Vishay commenced a tender offer at that price on September 29, 2008. The Board of Directors has unanimously rejected the $23.00 offer as financially inadequate. Vishay’s offer is highly conditional and subject to the receipt of the proceeds of financings which it may never obtain in this turbulent credit market.

Electing Vishay’s nominees and approving Vishay’s proposed bylaw amendments would further its inadequate and opportunistic acquisition offer. The Board believes that it is in the best interests of the company and all of its shareholders to vote FOR each of the Board’s nominees and vote AGAINST each of Vishay’s bylaw amendments. Detailed information on the proxy is available at http://investor.irf.com/phoenix.zhtml?c=96228&p=irol-proxy

The rejection of the Vishay nominees is critical, so if you are a shareholder, I urge you to vote THE WHITE PROXY CARD for IR’s Directors at the 2007 Annual Meeting.

Sincerely,

Oleg Khaykin

President and Chief Executive Officer